82-5772

Facsimile Cover Sheet

Studsvik®

[redacted]

04010731

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

SUPPL

Date: Fri 19 Mar 2004 03:27:37 AM EST

Headline: Studsvik signs a 3-year contract for the treatment of low-p ressu

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

3/22

hugin

Studsvik®

PRESS RELEASE

1(1)

Datum – Date

March 19, 2004

Studsvik signs a 3-year contract for the treatment of low-pressure turbines at Forsmark

In co-operation with Kraftdragarna AB, Västerås, Studsvik has signed a contract with Forsmarks Kraftgrupp AB for the treatment of contaminated material from low-pressure turbines that will be replaced in all three units, equivalent to about 1,600 tonnes of scrap metal. In 2004 over 1,000 tonnes is expected to be transported to Studsvik for treatment and the remainder in 2005 and 2006.

The contract runs for three years with a total order value of just under SEK 40 million. Studsvik's share of the order is just over SEK 28 million. The agreement also includes options to extend the order by a further 600 tonnes. Kraftdragarna AB is responsible for co-ordination and transportation of the heavy components.

"This is a milestone in our efforts to offer the global nuclear market a concept for the handling of large components. With the help of Studsvik's technology in principle all material can be recycled instead of deposited as waste, which means both an environmental contribution and a financially attractive alternative for our customers. The size of this single order of over 1,000 tonnes for 2004 can be compared with the fact that in 2003 a total of about 1,200 tonnes of scrap metal was treated", says Leif Andersson, President of Studsvik RadWaste.

The international market for the handling and treatment of low and intermediate-level waste is growing. The prime reason is that nuclear power plant owners are investing in order to extend the operating lifetimes of the plants and this is resulting in growing quantities of waste. Furthermore, large quantities of scrap metal are being generated and need to be handled safely in connection with the decommissioning of the nuclear power plants that have now reached an age where it is no longer profitable to operate them.

Studsvik AB (publ)

For further information please contact:
Leif Andersson, President Studsvik RadWaste, telephone +46 155 22 15 55

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.